AMICUS THERAPEUTICS, INC.
6 Cedar Brook Drive
Cranbury, New Jersey 08512
May 19, 2009
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jeffrey R. Riedler

Re:	Amicus Therapeutics, Inc, Registration Statement on Form S-3, as amended File No. 333-158405
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, and Rule 12(b)-6 of the Securities Exchange Act of 1934, as amended, Amicus Therapeutics, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-3, as amended, be accelerated to 5 p.m. Eastern Time on Thursday, May 21, 2009, or as soon as practicable thereafter, unless you are orally or in writing notified to the contrary by the Company prior to such date and time.
     The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions regarding this request, please do not hesitate to contact Julio E. Vega (617-951-8901) or Meerie M. Joung (617-951-8840) of Bingham McCutchen LLP.
     Sincerely,
AMICUS THERAPEUTICS, INC.

/s/ John F. Crowley
John F. Crowley Chief Executive Officer and President;

cc:	Julio E. Vega, Esq., Bingham McCutchen LLP Meerie M. Joung, Esq., Bingham McCutchen LLP Geoffrey Gilmore, Esq., Amicus Therapeutics, Inc. Peter Macaluso, Esq., Amicus Therapeutics, Inc.